Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands, except ratios)

	Year Ended December 30,
	2013	2012	2011	2010	2009

Earnings Available Before Fixed Charges:
Pre-Tax Income (Loss)	$110,465	$95,018	$65,581	$34,612	$(46,040)
Add: Fixed Charges	66,055	30,455	14,106	3,215	1,268

Total Additive Items	176,520	125,473	79,687	37,827	(44,772)
Less: Capitalized Interest	(52,136)	(25,409)	(12,825)	(1,694)	—

Total Earnings Available For Fixed Charges	$124,384	$100,064	$66,862	$36,133	$(44,772)

Interest Expense	$583	$114	$42	$23	$51
Interest Capitalized	52,136	25,409	12,825	1,694	—
Amortization of Deferred Financing Fees	12,475	3,896	—	—	—
Estimated Interest Component of Rent Expense	861	1,036	1,239	1,498	1,217

Total Fixed Charges	$66,055	$30,455	$14,106	$3,215	$1,268

Ratio of Earnings to Fixed Charges	1.88	3.29	4.74	11.24	(a)

Total Fixed Charges	$66,055	$30,455	$14,106	$3,215	$1,268
Pre-tax Preferred Dividends	7,000	1,692	—	—	—

Total Fixed Charges Plus Preferred Dividends	$73,055	$32,147	$14,106	$3,215	$1,268

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.70	3.11	4.74	11.24	(a)

(a)	Earnings for the 12 months ended December 31, 2009 were inadequate to cover fixed charges and combined fixed charges and preferred dividends. The coverage deficient was $44.8 million.